FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 01, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS")

1 April 2016

Notice of 2016 Annual General Meeting and Form of Proxy

Copies of the above documents will be submitted to the National Storage Mechanism today and will be available for inspection at: www.Hemscott.com/nsm.do.

The RBS Annual General Meeting will be held on Wednesday, 4 May 2016 at 2.00 pm at the RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ and the Notice of Meeting will also available to view at www.rbs.com/agm.

The documents will be mailed or made available to shareholders today, together with the Strategic Report 2015 or Annual Report and Accounts 2015, as appropriate, which will be available at www.rbs.com/annualreport

In addition to the routine AGM business the following resolutions are being proposed.

Equity Convertible Notes
In line with the authorities approved by shareholders in 2015, of which £874 million have been used and £626 million remain and will expire on 4 May 2016, two resolutions in connection with the issue of Equity Convertible Notes ("ECNs") are being proposed to renew these authorities: one an Ordinary Resolution giving the directors authority to allot Ordinary Shares or grant rights to subscribe for or to convert any security into Ordinary Shares up to an aggregate nominal amount of £1.5 billion and the other a Special Resolution empowering the directors to allot equity securities on a non-pre-emptive basis up to an aggregate nominal amount of £1.5 billion.  If approved, this will provide RBS flexibility to manage its capital in the optimal way, should it wish to issue loss-absorbing capital instruments in the form of ECNs.  ECNs would convert into newly issued Ordinary Shares in the Company upon the occurrence of certain events (for example, the RBS capital ratios falling below a specified level), diluting existing holdings of Ordinary Shares.

The directors may at their discretion resolve to give shareholders the opportunity to purchase the Ordinary Shares created on conversion or exchange of any Equity Convertible Notes, where desirable and practicable, and subject to applicable laws and regulations.

Authority to purchase own shares
In line with the authority approved by shareholders in 2015 which will expire on 4 May 2016, a resolution is being proposed as a Special Resolution that will, if approved, grant RBS authority to purchase its own ordinary shares on a recognised investment exchange up to a maximum of 10% of the issued Ordinary Share capital.

The directors consider it may, in certain circumstances, be in the best interests of shareholders generally for RBS to purchase its own shares and the directors will only make purchases where, in the light of market conditions prevailing at the time, they consider that such purchases will be in the best interests of shareholders generally. RBS will also require regulatory approval by the PRA for any Ordinary Share capital distributions.

The authority will expire at the next AGM or 30 June 2017 (whichever is earlier).

Name of contact and telephone number for queries:-

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 April 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary